UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 7)

Under the Securities Exchange Act of 1934

AudioEye, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

050734201

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Keith Kosow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 867,800 shares (1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 867,800 shares (1)
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 867,800 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.30% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

_________________

(1)

Comprised of (i) 252,140 shares of Common Stock held by Keith Kosow; (ii) 319,909 shares of Common stock held by KTK Capital, Inc., a company controlled by Keith Kosow for which he is deemed the beneficial owner and (iii) 295,751 shares of Common Stock held by Cedar Holdings MGMT, a company controlled by Keith Kosow for which he is deemed the beneficial owner.

(2)	Based on 11,888,851 shares of the registrant’s common stock issued and outstanding as of October 27, 2023.

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1	NAMES OF REPORTING PERSONS KTK Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 319,909 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 319,909 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,909 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.69% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_________________

(1)	Comprised of 319,909 shares of Common stock held by KTK Capital, Inc., a company controlled by Keith Kosow for which he is deemed the beneficial owner.

(2)	Based on 11,888,851 shares of the registrant’s common stock issued and outstanding as of October 27, 2023.

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1	NAMES OF REPORTING PERSONS Cedar Holdings MGMT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (c) ☐ (d) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 295,751 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 295,751 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,751 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.49% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

_________________

(1)	Comprised of 295,751 shares of Common stock held by Cedar Holdings MGMT, a company controlled by Keith Kosow for which he is deemed the beneficial owner.

(2)	Based on 11,888,851 shares of the registrant’s common stock issued and outstanding as of October 27, 2023.

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Item 1(a) Name of Issuer:

AudioEye, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

5210 E. Williams Circle, Suite 750, Tucson, AZ 85711

Item 2(a) Name of Person Filing:

Keith Kosow

KTK Capital, Inc.

Cedar Holdings MGMT

The foregoing are sometimes together referred to herein as “reporting person”.

Item 2(b) Address of Principal Business Office or, if none, Residence:

100 South Pointe Drive #1206, Miami Beach, FL 33139

Item 2(c) Citizenship:

Keith Kosow - United States citizen

KTK Capital, Inc - a corporation formed under the laws of the State of Florida

Cedar Holdings MGMT - a corporation formed under the laws of the State of Florida

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP No.: 050734201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

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Item 4. Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons are calculated based upon 11,888,851 shares of Common Stock outstanding as of October 27, 2023, as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2023.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024	Keith Kosow
/s/ Keith Kosow

Dated: January 12, 2024	KTK Capital, Inc.

By: /s/ Keith Kosow
Name: Keith Kosow
Title: Authorized Signatory

Dated: January 12, 2024	Cedar Holdings MGMT

By: /s/ Keith Kosow
Name: Keith Kosow
Title: Authorized Signatory

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